EDAP TMS S.A. REPORTS 2004 SECOND QUARTER FINANCIAL FINANCIAL RESULTS

-- Significant HIFU Revenues Growth--
-- Operational Income Positive Confirmed For Both Divisions --
-- Cash Holding Strong at EUR 9.3 Million or USD 11.3 Million --

Vaulx-en-Velin, France, July 28, 2004-- EDAP TMS S.A. (Nasdaq: EDAP) , a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the second quarter ended June 30, 2004.

The Company's revenues for the second quarter of 2004 were EUR 5.2 million compared with EUR 4.7 million in the same quarter of 2003, an 11% increase from the prior year same period. Total revenues for the six months ended June 30, 2004 were EUR 11.0 million compared with EUR 9.1 million in the same period of 2003, a 20% increase. Revenues for the six months period included the sale of 16 lithotriptors and 5 Ablatherms.

The Company's gross margins, as a percent of sales, improved from 34% for the second quarter of 2003 up to 39% for the second quarter of 2004 and from 35% for the six months ending June 30, 2003 up to 37% for the same period of 2004, despite the continuing strengthening of the Euro against the U.S. Dollar and the Japanese Yen.

The Company's operating expenses in the second quarter of 2004 were EUR 2.5 million versus EUR 3.1 million for the second quarter of 2003 and were EUR 4.7 million for the six months ended June 30, 2004 compared with EUR 5.9 million in the same period of 2003. During the first six months of 2004, the Company recorded a 20% decrease in its operating expenses from the prior year same period while still supporting non-recurring expenses directly related to the restructuring initiated in December 2003.

The Company ended the quarter with EUR 9.3 million in cash on hand, level with previous quarter, which confirms that cash is well managed and remains the top priority for the Company.

Hugues de Bantel, Chief Executive Officer of EDAP TMS commented : "Our 22% increase in revenues, at constant exchange rate, further validates our aggressive sales strategy for the two divisions and is very rewarding for our teams. Operating results improved significantly over the last six months compared to last year same period with a total group operating loss of EUR 0.6 million compared with a loss of EUR 2.7 million in 2003. This is particularly encouraging knowing that this includes a one time charge of EUR 0.2 million linked to Headquarters' restructuring. The EUR 2.1 million improvement in our operating results met the Company's budgeted expectations for the first six months of the year 2004. Our two divisions recorded a total operating profit of EUR 103,000 over the second quarter of 2004, which adds up to EUR 267,000 for the first six months of 2004. The Company is pleased with the progress thus far and is looking to improve on the results in the later part of the year."

UROLOGICAL DEVICES AND SERVICES ("UDS") DIVISION

Additionally, Hugues de Bantel commented: "UDS division confirmed its return to profitability during this quarter partly due to the sustained demand for our lithotriptors, with seven units sold on the quarter in a difficult competitive market. Our strategy to aggressively increase our installed base for ESWL starts bearing fruit with our consumable revenues which record ing ed a 23% increase on last year six months period. Furthermore, we are pleased with our visibility for the third quarter with a backlog of 7 units so far."

"On the manufacturing side, cost cutting initiatives coupled with strong management of our suppliers helped improve our gross margin quarter to quarter. We are satisfied with the performance of our manufacturing and lithotripsy division in this difficult competitive market."

HIGH INTENSITY FOCUSED ULTRASOUND ("HIFU") DIVISION

Furthermore, Hugues de Bantel commented : "Our HIFU division experienced another strong quarter with 2 new Ablatherm units sold, which brings to 5 the total number of Ablatherm sold since the beginning of the year compared with only 3 for the whole year of 2003. Total HIFU revenues for the first six months of 2004 improved by 73% and we are particularly pleased with the dramatic growth in our HIFU mobile business revenue which increased by 161% from the prior year same period. We expect our HIFU mobile business to account for a significant part of our HIFU revenues in the future as it gives physicians access to our HIFU technology with the Ablatherm without significant capital expenses from the hospital. In addition, our HIFU division expenses decreased by 51% over the period as a result of the restructuring and tight costs control. Consequently, operational profit for the first six months of 2004 improved by 110%, from an operating loss of EUR 1.9 million for the same period of 2003 up to an operating profit amounting EUR 0.2 million in 2004.

"The strong performance of our HIFU division and the steady increase in the number of sites using Ablatherm confirm the growing acceptance of HIFU with the Ablatherm as a great option to treat localized prostate cancer. While forecasting growth on a new technology remains challenging, we can confirm that a greater visibility now exists for the future quarters on our HIFU business. In addition, the recently published articles on our 5-year clinical results and on the use of HIFU for radiotherapy failures confirm EDAP clinical leadership on HIFU".

Hugues de Bantel concluded: "This semester performance allows to confirm our key objectives for the year: double digit growth for the Company revenue and operating profit in the two divisions. We have now positioned the Company for a steady long-term growth and we look forward to reporting that progress during our conference call tomorrow Thursday, July 29, 2004 at 12.00 noon Eastern Standard Time.

CONFERENCE CALL AND WEBCAST

To participate in the live call, on Thursday July 29, 2004, 12:00 noon EST, please dial +1 (785) 832-1508. If you are unable to participate, a playback of the conference call will be available by dialing +1 (402) 220-1188 beginning two hours after the end of the call until Thursday, August 5, 2004.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, contact the Investor Relations Department by phone at +33 (0)4 78 26 40 46.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	June 30, 2004 Euros	June 30, 2003 Euros	June 30, 2004 $US	June 30, 2003 $US
Net sales of medical equipment	2,439	2,514	2,957	2,887
Net sales of spare parts, supplies and services	2,701	2,174	3,275	2,497

NET SALES	5,140	4,688	6,232	5,384
Other revenues	80	17	97	20

TOTAL REVENUES	5,220	4,705	6,329	5,404
Cost of sales	(3,183)	(3,088)	(3,859)	(3,546)

GROSS PROFIT	2,037	1,617	2,470	1,858
Research & development expenses	(386)	(820)	(468)	(941)
S, G & A expenses	(1,889)	(2,268)	(2,290)	(2,604)
Non recurring operating expenses	(207)	-	(252)	-

Total operating expenses	(2,482)	(3,088)	(3,010)	(3,545)

OPERATING PROFIT (LOSS)	(445)	(1,471)	(540)	(1,687)
Interest (expense) income, net	(3)	(5)	(4)	(6)
Currency exchange gains (loss), net	(81)	(531)	(98)	(610)
Other income (loss), net	7	(104)	9	(120)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(522)	(2,111)	(633)	(2,423)
Income tax (expense) credit	15	27	19	31

NET INCOME (LOSS)	(507)	(2,084)	(614)	(2,392)

Earning per share - Basic	(0.07)	(0.27)	(0.08)	(0.31)
Average number of shares used in computation of EPS	7,781,731	7,781,731	7,781,731	7,781,731
Earning per share - Diluted	(0.06)	(0.27)	(0.08)	(0.31)
Average number of shares used in computation of EPS	8,102,979	7,821,195	8,102,979	7,821,195

NOTE: Translated for convenience of the reader to U.S. dollars at the 2004 average three months noon buying rate of 1 Euro = 1.2124 USD, and 2003 average three months noon buying rate of 1 Euro = 1,1483 USD.

1382:
EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Six Months Ended :		Six Months Ended :
	June 30, 2004 Euros	June 30, 2003 Euros	June 30, 2004 $US	June 30, 2003 $US
Net sales of medical equipment	5,629	4,387	6,900	4,889
Net sales of spare parts, supplies and services	5,132	4,655	6,292	5,188

NET SALES	10,761	9,042	13,192	10,077
Other revenues	232	97	284	108

TOTAL REVENUES	10,993	9,139	13,476	10,185
Cost of sales	(6,902)	(5,937)	(8,461)	(6,616)

GROSS PROFIT	4,091	3,202	5,015	3,569
Research & development expenses	(777)	(1,552)	(953)	(1,729)
S, G & A expenses	(3,743)	(4,361)	(4,588)	(4,860)
Non recurring operating expenses	(207)	-	(255)	-

Total operating expenses	(4,727)	(5,913)	(5,796)	(6,589)

OPERATING PROFIT (LOSS)	(636)	(2,711)	(781)	(3,020)
Interest (expense) income, net	(31)	6	(37)	7
Currency exchange gains (loss), net	192	(716)	235	(797)
Other income (loss), net	4	(162)	5	(180)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(471)	(3,583)	(578)	(3,990)
Income tax (expense) credit	(48)	63	(58)	71

NET INCOME (LOSS)	(519)	(3,520)	(636)	(3,919)

Earning per share - Basic	(0.07)	(0.45)	(0.08)	(0.50)
Average number of shares used in computation of EPS	7,781,731	7,781,731	7,781,731	7,781,731
Earning per share - Diluted	(0.06)	(0.45)	(0.08)	(0.50)
Average number of shares used in computation of EPS	8,051,689	7,821,195	8,051,689	7,821,195

NOTE: Translated for convenience of the reader to U.S. dollars at the 2004 average six months noon buying rate of 1 Euro = 1.2259 USD, and 2003 average six months noon buying rate of 1 Euro = 1.1144 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)
	June 30, 2004 Euros	March 31, 2004 Euros	June 30, 2004 $US	March 31, 2004 $US
Cash, cash equivalents and short term investments	9,282	9,342	11,305	11,483
Total current assets	24,703	26,140	30,085	32,132
Total current liabilities	9,884	10,571	12,038	12,994
Shareholders' Equity	18,476	19,027	22,502	23,388

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.2179 USD, on June 30, 2004 and at the noon buying rate of 1 Euro = 1.2292 USD, on March 31, 2004.

EDAP TMS S.A. CONDENSED STATEMENTS OF OPERATIONS BY DIVISION SIX MONTHS ENDED JUNE 30, 2004 (Amounts in thousands of Euro's )
	EDAP S.A. HIFU Division		TMS S.A. UDS Division		EDAP TMS HQ	Consolidation Impact	Total After Consolidation
Net sales of medical devices	2,020		4,408		-	(799)	5,629
Net sales of spare parts, supplies and services	1,470		4,032		-	(370)	5,132
Other revenues	58		174		-	-	232

TOTAL REVENUES	3,548		8,614		-	(1,169)	10,993

GROSS PROFIT	1,538	44%	2,553	30%	-	-	4,091	37%
Research & Development	(399)		(378)		-	-	(777)
Total SG&A plus depreciation	(976)		(2,071)		(696)	-	(3,743)
Non recurring op. expenses	-		-		(207)	-	(207)

OPERATING PROFIT (LOSS)	163		104		(903)	-	(636)